Exhibit 99.2
Corporate Legacy Issues Russell Chenu, CFO 18 August 2009

The presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward- looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about our future performance; statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning our corporate and tax domiciles and potential changes to them; statements regarding tax liabilities and related audits and proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission; expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward- looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed with the U.S. Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch "SE" company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish "SE" company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions. Disclaimer

Agenda Jackson/Special Commission of Inquiry Amendments to US/NL double tax agreement - domicile FY 1999 ATO amended assessment FY 2002 - 2006 ATO audit issues US Withholding Tax ASIC Impact on effective tax rate Current status Corporate Legacy Issues

Jackson/Special Commission of Inquiry Established February 2004 Commenced hearings April 2004 Reported September 2004 Findings led to management changes October 2004 #1 priority was resolving asbestos compensation funding Corporate Legacy Issues

November 2004 - Amendments to US/NL double tax agreement Effective February 2006 Triggered need for increased management presence in Netherlands Netherlands domicile became increasingly difficult Early work on re-domicile options commenced in late 2004 Societas Europaea option became available in mid-2008 Proposal to change domicile announced June 2009 Shareholder vote on Stage 1 of Proposal 21 August 2009 Corporate Legacy Issues

FY 1999 ATO Amended Assessment Late 2005: increased ATO audit activity on Australian corporate restructuring for proposed IPO of JHNV on NYSE in 1999 February 2006: matter referred to ATO's General Anti-Avoidance Rules Panel (Part IVA) March 2006: amended assessment issued to RCI for FY 1999 for A$368.0 million* July 2006: 50% assessment paid; in addition, general interest charges on unpaid 50% paid quarterly in arrears August 2006: RCI disputed assessment and commenced objection and appeal processes May 2007: ATO disallowed RCI's objection 2008 and 2009: numerous directions hearings September 2009: substantive case hearing Corporate Legacy Issues * 2007 revised amount

FY 1999 ATO Amended Assessment (continued) Outcome of litigation likely to be binary Worst case outcome - James Hardie pays additional A$184 million to ATO plus costs - James Hardie books charge against earnings of approx A$407 million before tax Best case outcome - ATO pays James Hardie approx A$254 million before costs First instance hearing and likely appeals may mean case not resolved for some years Initial hearing before single Judge of Federal Court; appeals possible to Full Federal Court and High Court Other than quarterly general interest charges on 50% unpaid balance of A$368 million assessment, no further payment/receipt until final outcome Corporate Legacy Issues

FY 2002 - 2006 ATO Audit Issues Late 2007 ATO audit activity increased for FY 2002 During 2007, audit activity expanded to FY 2003 and later years Range of issues involved Negotiated settlement resulted in James Hardie paying A$153 million in December 2008 Agreed settlement made without concessions or admissions of liability by either James Hardie or the ATO Corporate Legacy Issues

US Withholding Tax IRS formed view that James Hardie did not qualify for Limitation of Benefits provisions of 2004 amendments to US/NL double tax agreement In June 2008 IRS issued Notice of Proposed Amendment for US$49 million for 2006 and 2007 James Hardie appealed IRS internal appeal heard April 2009 Matter resolved in James Hardie's favour Potential risk exists for later years, although James Hardie believes fact pattern is consistent Corporate Legacy Issues

ASIC proceedings February 2007: proceedings commenced September 2008: ASIC dropped claim for A$1.9 billion indemnity from JHINV September 2008: hearing commenced April 2009: Justice Gzell delivered reasons for judgement July 2009: hearing on exoneration, penalties and costs Decision on exoneration, penalties and costs pending (expected soon) Corporate Legacy Issues

Impact on effective tax rate (ETR) Some costs incurred on corporate legacy issues either not deductible (nexus broken between expense and income as a result of previous corporate restructure) or only partially deductible, and then at low tax rates. Examples: - US$60 million expense on Special Commission of Inquiry and related matters: FY 2005-07 inclusive - US$20 million expense to-date on ASIC Proceedings: FY 2008 and ongoing Other factors contributing to increased ETR in recent years are: - reduced capital expenditure since FY 2006 = lower benefit from Netherlands Fiscal Risk Reserve regime - downturn ? reduced earnings ? "sticky" permanent differences = higher proportion of earnings before tax - this negative leverage (higher ETR) will unwind with housing industry recovery and improved earnings Corporate Legacy Issues

Current status Asbestos compensation agreement - negotiated 2004 - 2006, resolved early 2007 Australian tax issue - FY 2002-2006, resolved 2008 IRS - 2006 - 2007, resolved 2009 ASIC proceedings - exoneration, penalties and costs - decision pending Future domicile - expect resolution late 2009 early 2010 Australian tax issue - FY 1999, court hearings September 2009 Corporate Legacy Issues

Corporate Legacy Issues Russell Chenu, CFO 18 August 2009